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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

OpticNet, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

683868 10 3

(Cusip Number)

Robert R. Corr
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, CA 94104

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683868 10 3

1.	Name of Reporting Person: BEI Technologies, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,037,613 shares (1)

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 2,037,613 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,037,613 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.2%

14.	Type of Reporting Person (See Instructions): CO

(1) Includes 2,000,000 shares of Series A Preferred Stock that are convertible at any time at the option of the Reporting Person into 2,000,000 shares of the Issuer's common stock.

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Item 1.	Security and Issuer
This statement relates to the common stock, $.0001 par value (the "Common Stock"), of OpticNet, Inc. (the "Issuer") having its principal executive office at One Post Street, Suite 2500, San Francisco, CA 94104.

Item 2.	Identity and Background
This statement is being filed by BEI Technologies, Inc., a Delaware corporation (the "Reporting Person").

The address of the principal business office of the Reporting Person is One Post Street, Suite 2500, San Francisco, CA 94104.

The Reporting Person is a designer and manufacturer of sensors, motors, actuators and related products.

During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
As of March 13, 2003, the Reporting Person beneficially owned 2,037,613 shares of the Common Stock of Issuer (including 2,000,000 shares of Issuer's Common Stock that are issuable on the conversion of 2,000,000 shares of the Issuer's Series A Preferred Stock) (the "Shares"). These Shares, reported as being beneficially owned by the Reporting Person in Item 5, were acquired by the Reporting Person (i) as to the 2,000,000 shares of the Issuer's Series A Preferred Stock, through the payment of $1,000,000, at a split-adjusted purchase price of $0.50 per share and (ii) as to the 37,613 shares of the Issuer's Common Stock, through the retention of the aggregate of fractional shares resulting from the distribution of shares of the Issuer's Common Stock to the stockholders of the Reporting Person on October 30, 2000.

Item 4.	Purpose of Transaction
On March 13, 2003, the Reporting Person sent a letter to the Issuer's Board of Directors informing the Issuer's Board of Directors that the Reporting Person is interested in acquiring those shares of the Issuer's Common Stock that are not currently owned by the Reporting Person. The Reporting Person is contemplating offering a cash price of $0.03 per share of the Issuer's Common Stock.

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Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person is the record owner of 37,613 shares of the Issuer's Common Stock and 2,000,000 shares of the Issuer's Series A Preferred Stock. The shares of Series A Preferred Stock are convertible at any time at the option of the Reporting Person into 2,000,000 shares of the Issuer's Common Stock. The Reporting Person may be deemed to own beneficially approximately 25.2% of the Common Stock of the Issuer, which percentage is calculated based upon 8,092,104 shares of Common Stock outstanding as of December 28, 2002, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 11, 2003, including the outstanding shares of Series A Preferred Stock convertible into Common Stock.

(b) Regarding the number of shares as to which Reporting Person has:

(i) sole power to vote or to direct the vote:

2,037,613

(ii) shared power to vote or to direct the vote:

-0-

(iii) sole power to dispose or to direct the disposition:

2,037,613

(iv) shared power to dispose or to direct the disposition:

-0-

(c) Except as set forth above, the Reporting Person has not effected any transaction in the Issuer's Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock underlying the Series A Preferred Stock beneficially owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person owns, in the aggregate, approximately 40.0% of the outstanding Voting Common Stock of the Issuer on an as-converted basis, which percentage is calculated based upon 5,093,202 shares of Voting Common Stock outstanding as of December 28, 2002, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 11, 2003. According to the Form 10-Q, the Issuer also had 2,998,902 shares of Nonvoting Common Stock outstanding at December 28, 2002. On a combined basis, the Reporting Person owns approximately 25.2% of the capital stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 21, 2003

BEI TECHNOLOGIES, INC.

By:	/s/ Robert R. Corr
Name:	Robert R. Corr
Title:	Treasurer, Controller and Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Comm ission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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